Exhibit 99.1

CENTOGENE Publication in Brain Journal Reveals 15% of Parkinson’s Disease
Cases Are Linked to Genetic Factors

•	Initial data from largest international Parkinson’s disease patient cohort shows approximately 90% of these genetically confirmed patients had variants in the LRRK2 or GBA1 genes, making these individuals potential candidates to be included in gene-targeted trials

•	The Rostock International Parkinson's Disease (ROPAD) Study aims to characterize the genetics of Parkinson’s disease (PD) to establish a better understanding of disease progression, diagnosis, and treatment for patients

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, August 01, 2024 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced data from the Company’s Rostock International Parkinson's Disease (ROPAD) Study revealing the genetic factors and prevalence of Parkinson’s disease (PD). The findings from this landmark study indicate that approximately 15% of PD-related cases are tied to genetic variants, with the majority being linked to LRRK2 and GBA1. The data was published in Brain in a paper titled, “Relevance of genetic testing in the gene-targeted trial era: the Rostock Parkinson’s disease study.”

“Over the past five years, CENTOGENE and our more than 100 study sites around the world have worked together to diagnose Parkinson’s patients and accelerate treatment options,” said Prof. Peter Bauer, Chief Medical and Genomic Officer at CENTOGENE. “Our collaborative work clearly shows how significant of a role genetics plays in Parkinson’s disease and underscores the need to integrate genetic testing in routine care of these patients. This will not only enable access to potentially available treatments, but will de-risk and accelerate the development of gene-specific therapies – driving the future of Parkinson’s disease patient care.”

The research investigated variants in 50 genes with either an established relevance for PD or possible phenotypic overlap from over 12,500 patients from 16 countries who have been enrolled in CENTOGENE’s ROPAD Study. In more than 1,800 participants, a PD-relevant genetic test (PDGT) provided a positive result. This included variants linked to the LRRK2 and GBA1 genes, as well as PRKN, SNCA, and PINK1, or a combination of genetic findings in multiple genes. In the emerging era of gene-targeted PD clinical trials, the Company’s findings that approximately 15% of patients harbor potentially actionable genetic variants offers an important prospect to affected individuals and their families and underlines the need for genetic testing in PD patients. By capturing such genetic data, this also allows for differential genetic counselling across the spectrum of different ages at onset and family histories.

The Company recently launched a ROPAD Consortium to continue driving PD research and treatment through collaborative efforts. The ROPAD Consortium will build on the vast network of neurologists, existing partnerships with non-profit organizations, and the largest genetic testing program for PD patients worldwide to streamline access to critical data, drive impactful research, and improve the potential for advancing treatment options. To find out more, email: contact.pharma@centogene.com

About ROPAD

The Rostock International Parkinson's Disease (ROPAD) Study is a global epidemiological study focusing on the role of genetics in Parkinson’s disease (PD). The major goal of the study is to characterize the genetics of PD to establish a better understanding of the disease etiology, diagnosis, and severity.

CENTOGENE utilizes CentoCard®, the Company’s proprietary, CE-marked Dried Blood Spot (DBS) collection kit in combination with state-of-the-art sequencing technologies to screen for mutations in LRRK2 and other PD-associated genes. To date, over 18,000 participants from around the world have been tested over a five-year period.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Contacts:

Melissa Hall

CENTOGENE

Corporate Communications

Press@centogene.com

Lennart Streibel

CENTOGENE

Investor Relations

IR@centogene.com